

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2014

Via E-mail
Zhiliang Fang
Chief Executive Officer
China Tianfeihong Wine, Inc.
1849 Licheng Middle Avenue, Longqiao Street
Chengxiang District, Putian City
Fujian Province, China

> **Re: China Tianfeihong Wine, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed March 26, 2014**
> **File No. 000-54843**

Dear Mr. Fang:

We have reviewed your amended filing and have the following comments.

Form 8-K/A filed March 26, 2014

Item 5.01 Changes in Control of Registrant, page 5

1.   We note your disclosure on page 6 that "[a]fter the reverse split [in August 2013], Mr. Zhiliang Fang held 1,916,666 shares of stock" and your disclosure on page 51 that Mr. Zhiliang Fang was issued "3,840,000" shares on December 30, 2013. The table on page 7 that indicates that Mr. Zhiliang Fang owned 3,840,000 shares as of December 30, 2013. It does not appear that the shares held by Mr. Zhiliang Fang prior to the Fanwei Hengchang acquisition are included in the table on page 7. Please advise or revise.

Management's Discussion and Analysis of Financial Condition, page 31

Results of Operations, page 35

Comparison of Years Ended August 31, 2013 and 2102

2.   We note your response to comment 18 from our letter dated January 7, 2014. We note that you have enhanced your financial statements disclosure to include a discussion of the impact of exchange rates on your sales and cost of sales. Please also enhance your disclosures in MD&A to discuss the impact of exchanges rates on your sales and cost of sales denominated in Renminbi. Please discuss and quantify the translation effects of changes in the value of the Renminbi against the U.S. dollar.

Liquidity and Capital Resources, page 38

3.   We note your response to comment 23 from our letter dated January 7, 2014. Please expand this disclosure to discuss the underlying reasons for changes in your working capital components, with specific discussions for accounts receivables, advances to suppliers, inventory, and accounts payable. For example, you have indicated that inventory and accounts payable increased from year over year. However, you have not disclosed the reasons for the increase in inventory or the increase in accounts payable for the period presented. Please revise your disclosure accordingly.

Financial Statements – November 30, 2013

General

4.   We note your response to comment 31 from our letter dated January 7, 2014. It appears that your management does not have adequate U.S GAAP experience and knowledge. Please provide a risk factor that describes your lack of U.S. GAAP experience and knowledge and address the impact of this on your financial statements and your future compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Financial Statements – August 31, 2013

1. Organization and Description of Business, page F-6

5.   We note your response to comment 34 from our letter dated January 7, 2014. Please expand your disclosures to discuss the $567,850 capital contribution in 2013 as reflected in your Consolidated Statements of Equity. Please disclose the facts and circumstances surrounding this transaction.

2. Basis of Presentation and Summary of Significant Accounting Policies, page F-8

j. Cost of Goods Sold, page F-10

6.   We note your response to comment 37 from our letter dated January 7, 2014. With reference to ASC 605-50-45-3 and ASC 605-S99-1, please revise your accounting and disclosures to include the cost of gift sample products in cost of goods sold.

Pro Forma Financial Information

7.   We note your response to comment 45 from our letter dated January 7, 2014. It is unclear how you determined that the pro forma basic and diluted weighted average shares outstanding for the year ended August 31, 2013 and the three months ended November 30, 2013 was 2,396,680 shares. In this regard we note that China Tianfeihong Wine had 2,396,680 shares outstanding prior to its issuance of 32,000,000 shares in connection with

its acquisition of Fanwei Hengchang. It would therefore appear that the 32,000,000 shares should be reflected in your determination of pro forma earnings per share for each period presented. Please advise or revise.

<u>Security Ownership of Certain Beneficial Owners and Management, page 44</u>

8.   We note your disclosure on page 51 that Jinxiang Fang, the wife of Zhiliang Fang, received 3,200,000 shares on December 30, 2013. As husband and wife, each spouse is deemed to be the beneficial owner of their spouse's shares. Please explain why your beneficial ownership table on page 44 does not appear to include Mrs. Fang's shares in Mr. Fang's total beneficial ownership, or revise.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Yue Cao (*via e-mail*)
          Eaton & Van Winkle LLP